                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                           Platinum SuperYachts, Inc.
 ______________________________________________________________________________
                                (Name of Issuer)

                                  Common Stock
 ______________________________________________________________________________
                         (Title of Class of Securities)

                                    72765N103
 ______________________________________________________________________________
                                 (CUSIP Number)

                             Harry J. Proctor, Esq.
                      Solomon Ward Seidenwurm & Smith, LLP
                            401 B Street, Suite 1200
                           San Diego, California 92101
                                 (619) 231-0303
 ______________________________________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 4, 2005
 ______________________________________________________________________________
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

CUSIP No. 72765N103                 13D                              Page 2 of 5

1.   Name of Reporting Persons: Ron Ruskowsky
     I.R.S. Identification Nos. of above persons: Not applicable.

______________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [_]
     (b) [X]
______________________________________________________________________________
3. SEC Use Only:

______________________________________________________________________________
4. Source of Funds (See Instructions): OO

______________________________________________________________________________
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

______________________________________________________________________________
6.   Citizenship or Place of Organization:  Canadian

______________________________________________________________________________
                           7.  Sole Voting Power
  NUMBER OF                    18,470,000
   SHARES      _________________________________________________________________
BENEFICIALLY               8.  Shared Voting Power
 OWNED BY                      N/A
    EACH       _________________________________________________________________
  REPORTING                9.  Sole Dispositive Power
   PERSON                      18,470,000
    WITH       _________________________________________________________________
                          10.  Shared Dispositive Power
                               N/A
______________________________________________________________________________
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         18,470,000
______________________________________________________________________________
12.      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
         [_]
______________________________________________________________________________
13.      Percent of Class Represented by Amount in Row (11) 59%
______________________________________________________________________________
14. Type of Reporting Person: IN

CUSIP No. 72765N103               13D                                Page 3 of 5
________________________________________________________________________________
Item 1.           Security and Issuer.

         This statement on Schedule 13D (the "Statement") relates to the common stock, no par value of Platinum SuperYachts, Inc., (the "Company"). The principle executive offices of the Company are located at Suite #1100, 1200 W. 73rd, Vancouver, British Columbia V6P 6G5.
________________________________________________________________________________
Item 2.           Identity and Background.


(a) - Ron Ruskowsky

(b) - Suite #1100, 1200 W. 73rd, Vancouver, British Columbia V6P 6G5.

(c) - Ron Ruskowsky is the President, CEO and Director of Platinum SuperYachts, Inc., a Nevada corporation located at Suite #1100, 1200 W. 73rd, Vancouver, British Columbia V6P 6G5.

(d)-(e) During the last five years, Ron Ruskowsky (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) - Ron Ruskowsky is a Canadian citizen.
________________________________________________________________________________
Item 3. Source and Amount of Funds or Other Consideration.

         On October 4, 2005, Platinum SuperYachts, Inc. ("Platinum") issued 14, 970,000 shares of common stock to Santeo Financial Corporation ("Santeo") in exchange for the cancellation of $149,700 owed by Platinum to Santeo for services rendered. Ron Ruskowsky ("Ruskowsky"), Platinum's Director, President and Chief Executive Officer is an affiliate of Santeo.
________________________________________________________________________________
Item 4. Purpose of Transaction.

         Platinum entered into the Subscription Agreement with Santeo to cancel indebtedness in the amount of $149,700 owed to Santeo.

         Ruskowsky has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer.

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries.

CUSIP No. 72765N103                     13D                          Page 4 of 5
________________________________________________________________________________
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e) Any material change in the present capitalization or dividend policy of the issuer.

(f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940.

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association.

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.
________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

         Ruskowsky beneficially owns 18,470,000 shares of common stock of Platinum, which represents approximately 59% of the issued and outstanding securities of Platinum.
________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

         Exhibit 99.1 - Subscription Agreement between the Company and Santeo Financial Corporation.

CUSIP No. 72765N103                 13D                              Page 5 of 5
________________________________________________________________________________

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                November 17, 2005
                                                --------------------------------
                                                (Date)



                                                /s/ Ron Ruskowsky
                                                --------------------------------
                                                (Signature)



                                                Ron Ruskowsky, President and CEO
                                                --------------------------------
                                                (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).